UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                                XO Holdings, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    98417K106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 98417K106                   13G                     Page 2 of 7 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             10,660,345
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            10,660,345
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,660,345
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 98417K106                   13G                     Page 3 of 7 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             10,660,345
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            10,660,345
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,660,345
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed with respect to the Common Stock of XO Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), to amend the
Schedule 13G filed on May 8, 2006 (as amended by Amendment No. 1 thereto filed on February 13, 2007, the "Schedule 13G"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:        Ownership:
------         ---------

     Item 4 is hereby amended and restated as follows:

     The beneficial ownership of Common Stock by the Reporting Persons, as of December 31, 2007, is as follows:

  A. Third Point LLC
     ---------------
     (a) Amount beneficially owned: 10,660,345 shares of Common Stock, consisting of 3,995,000 shares of Common Stock held by the Funds and 6,665,345 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (b) Percent of class: 5.6%. The percentages used herein and in the rest of this Schedule 13G are based upon a total of 188,740,380 shares of Common Stock, calculated as the sum of (i) 182,075,035 shares of Common Stock issued and outstanding as of November 5, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, and (ii) the 6,665,345 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 10,660,345
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 10,660,345

  B. Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 10,660,345 shares of Common Stock, consisting of 3,995,000 shares of Common Stock held by the Funds and 6,665,345 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (b) Percent of class: 5.6%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 10,660,345
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 10,660,345

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2008




                                   THIRD POINT LLC

                                   By: Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ Keith Waller
                                       -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact





                                   DANIEL S. LOEB


                                   By: /s/ Keith Waller
                                       -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13G
                       WITH RESPECT TO XO HOLDINGS, INC.]